UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CTO REALTY GROWTH INC.
(Name of Issuer)

Preferred Cumulative Stock
(Title of Class of Securities)

22948Q200
(CUSIP Number)

12/31/2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d-1(b)

    [_] Rule 13d-1(c)

    [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	22948Q200

1	Names of Reporting Persons
Dubuque Bank & Trust Co trading as DBTCO, Nominee Name

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
Dubuque, Iowa

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
168,652
	6	Shared Voting Power

	7	Sole Dispositive Power
168,652
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
168,652

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11	Percent of class represented by amount in row (9)
5.62

12	Type of Reporting Person (See Instructions)
BK
Item 1.
a.Name of Issuer: CTO Realty Growth Inc
b.Address of Issuer’s Principal Executive Offices: 369 N. New York Ave. Suite 201, Winter Park, FL 32789
Item 2.
a.Name of Person Filing: Mark Stevens

b.Address of Principal Business Office or, if None, Residence: 1398 Central Dubuque IA 52001

c.Citizenship:    US

d.Title and Class of Securities: CTO Realty Growth Inc. 6.375%

e.CUSIP No.: 22948Q200

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.[_]    Broker or dealer registered under Section 15 of the Act;

b.[X]    Bank as defined in Section 3(a)(6) of the Act;

c.[_]    Insurance company as defined in Section 3(a)(19) of the Act;

d.[_]    Investment company registered under Section 8 of the Investment Company Act of 1940;

e.[_]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.[_]    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.[_]    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.[_]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.[_]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.[_]    A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.[_]    Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership

a.Amount Beneficially Owned:      168,652

b.Percent of Class: 5.62

c.Number of shares as to which such person has:

i.Sole power to vote or to direct the vote: 168,652
ii.Shared power to vote or to direct the vote:

iii.Sole power to dispose or to direct the disposition of: 168,652
iv.Shared power to dispose or to direct the disposition of:
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of more than Five Percent on Behalf of Another Person.
    Dubuque Bank & Trust Co as fiduciary holds this asset on behalf of clients using a nominee name. The individual clients do have the power to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, such security, but, no individual client owns more than 5% of this security.
Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
    Not applicable.
Item 8.    Identification and classification of members of the group.
    Not applicable.
Item 9.    Notice of Dissolution of Group.
    Not applicable.
Item 10.    Certifications.
    By signing below I certify that, to the best of my knowledge and belief, the security referred to above was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of the issuer of the security and was not acquired and is not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/

Name/Title:	Mark Stevens, Private Client Services Chief Investment Officer, SVP

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).